Exhibit 99.1

Operator:	Good day, ladies and gentlemen. All sites are now online in a listen-only mode. We’ll now turn the program over to our moderator for today, the CFO of AMICAS, Kevin Burns. Please go ahead, sir.

Kevin Burns:	Thank you. Thank you and welcome to the AMICAS conference call announcing the signing of a definitive agreement to acquire Emageon. As the operator mentioned, my name is Kevin Burns, Senior Vice President and Chief Financial Officer. On the call with me this afternoon is Dr. Stephen Kahane, our CEO, President and Chairman. As many of you have seen, we issued a press release earlier this afternoon with the highlights of the transaction, and I want to take an opportunity to provide you a few more details.

The merger agreement contemplates an all-cash tender offer for the outstanding common stock of Emageon at $1.82 per share. At the closing of the transaction, we assume that Emageon will have approximately 21.6 million shares outstanding so the aggregate value to be paid for Emageon is approximately $39 million. In addition as we indicated in our press release this afternoon, AMICAS ended 2008 with a cash, cash equivalents, and marketable securities balance of approximately $55 million and no long term debt. We believe this represents sufficient funds to complete the transaction.

From a structure standpoint, AMICAS expects to commence the cash tender offer to purchase Emageon shares by March 5th. The tender offer must stay open for 20 business days as required by SEC rule. Assuming satisfaction of customary closing conditions, if 90% of Emageon shares are: ONE, either tendered in the offer; or TWO , obtained through the tender offer plus an option to purchase shares that were granted by Emageon to AMICAS, the merger will be completed shortly after the closing of the tender without the need for Emageon shareholder approval.
However, if 90% of Emageon shares cannot be obtained in the offer and through the exercise of the option, an Emageon stock holder meeting will be required. Assuming we get at least a majority of the shares tendered and close the offer, we will control Emageon and the stockholder vote will be assured. AMICAS stockholders will not be required to vote on this transaction.

Finally, at least a majority of the Emageon shares must be tendered in order for us to close the tender offer. We will file a tender offer schedule, and Emageon will make its own filing with the SEC and each document is subject to SEC review and comments. In addition, Emageon also must obtain our prior consent to various actions prior to the closing, such as entering into material contracts and making expenditures above a certain threshold. So those are the key highlights of the transaction. I will now pass the call over to Steve to provide further insight into the acquisition.

Steve Kahane:	Thanks, Kevin, and good afternoon everyone. This is an exciting day for AMICAS and for Emageon. It is an exciting day for the industry. For quite some time, we have talked about the automation needs around image and information management in healthcare. We have made very clear that we believe our industry needs a strong, independent company that is focused on this area. We have worked hard to establish AMICAS as that leading vendor of automation solutions for image and information management. Today, we believe that AMICAS has a dominating position in certain segments of this market including radiology groups and imaging centers. For this sub-segment, AMICAS offers a comprehensive automation solution across the entire provider operation.

We believe that we are the only major independent vendor focused on ambulatory imaging businesses that own and directly offer a completely integrated software suite for image management, enterprise workflow, revenue cycle management, administrative, financial and clinical information management functions that is completely focused on the needs of imaging practices and businesses. This market segment is best served by partnering with a strong independent vendor that offers one-stop shopping for end-to-end automation. AMICAS is the right partner.

AMICAS also has a very strong position in the small to mid-sized hospital market. In this segment, AMICAS offers the web-based PACS that features extremely strong workflow and innovative image management capabilities with a low total cost of ownership. AMICAS RadStream provides integrated critical results management capabilities and is just one example of innovation that differentiates AMICAS at acute care facilities. We also believe that the total cost of ownership of an AMICAS solution, including upfront costs and ongoing expenses, is relatively low and helps produce an attractive return on investment for this market segment.

At the same time, Emageon has approached the market for image and information management with a very complementary strategy. Emageon has established a dominating position in the enterprise content management solutions arena and has done great work in the radiology PACS, cardiology PACS, and cardiology information systems areas. They have built an impressive presence in segments of the market that AMICAS has not yet pursued. Together, the company will have over 1,000 customers with solutions that can scale from the largest integrated delivery networks (or IDN’s) to small radiology practices.

Strategically, the installed bases of customers and product suites are highly complementary, which creates an opportunity for both customer bases and for the company going forward. The market needs and wants a strong independent player, someone that offers an alternative to the “big iron” modality vendors and legacy hospital information system or HIS players. They need and want a company that focuses on the specific needs associated with image and information management in healthcare. Bringing the two businesses together will create an undisputed independent leader in image and information management.

The combined businesses will bring together some of the best employees, customers, and solutions in image and information management, including radiology PACS, radiology information systems, cardiology PACS, cardiovascular information systems, referring physician tools, business intelligence tools, enterprise content management systems, and revenue cycle management solutions.

Again, highlights regarding the combined business include:

• The combined business will have over 1,000 customers!

•    The combined business will span the entire continuum of imaging customers from large radiology practices like Rad Limited in Tucson, all the way to prestigious institutions such as The John Hopkins Hospital in Baltimore.

•    The combined business will have a comprehensive portfolio of image and information management solutions for both radiology and cardiology along with industry-leading enterprise content management capability.

From the financial side, we believe the acquisition will create a company of significantly expanded scale and capability, a strong recurring revenue model, and improved profitability and cash flow. In terms of critical mass, the expanded scale will allow the combined company to better absorb infrastructure costs. After the integration is completed, we expect improved margins and a reduction in OpEx spending as a percentage of revenue in comparison with AMICAS on a stand-alone basis. We have identified a significant amount of potential savings from the acquisition;

these are high-probability cost savings, with significant savings in G&A, including duplicate costs to operate a public company.

Our bid for Emageon carefully considered all aspects of their business, including the balance sheet. In terms of cash flow, we have reviewed the projected cash positions of the two companies at closing as well as the expected cost of the restructuring and integration. We believe the combined cash resources and working capital will be sufficient as we move forward. In addition, we expect the transaction to be accretive within twelve months from closing. To be clear, we expect the transition to be dilutive in the first few quarters and accretive thereafter.

In summary, our financial analysis and diligence review confirm the financial merits of this transaction. We anticipate that we will provide financial guidance shortly after the closing. Folks, this is a huge opportunity for AMICAS and Emageon. We have been in communication with the leadership at Emageon for quite some time and have always believed that we have the potential to do great things together. We look forward to working with the team at Emageon to establish the undisputed leading independent provider of image and information management in healthcare. Our shared commitment to customer success and to innovation will serve us well going forward. Again, the world needs a strong, independent player. Going forward, this new AMICAS is clearly that company!

Before we open it up for questions please understand that we are currently in a quiet period and the transaction has not closed. We will be limited in our comments regarding this transaction and, at this point, we are not going to discuss financial metrics or expectations. As I mentioned, we expect to provide financial guidance shortly after the closing. We’ll now open it up for questions.

Operator:	Thank you. At this point if you would like to register to ask a question, you can press the star and then ‘1’ on your telephone. If you need to withdraw your question at any time you can press the pound key. Once, again, star and then ‘1’ if you’d like to ask a question. First, we’re going to the site of Stan Manne. Please go ahead.

Stan Manne:	Yes, Steve, a basic question, and I think you can answer this. Are there a certain number of committed stockholders at Emageon that have approved or supported this transaction?

Steve Kahane:	Yes, we have 18% committed today.

Stan Manne:	Eighteen percent, is that management or are those institutional or...?

Steve Kahane:	That’s management, directors, and some other affiliated organizations for the directors.

Stan Manne:	Has there been polling or a talking at all to other holders? Is there a feeling of whether this transaction can close easily, with difficulty on tendering the shares of Emageon?

Steve Kahane:	We have not talked to existing shareholders at this point. It is something that we plan to do this week.

Stan Manne:	Okay. Second question — it looks to me like a very interesting and good transaction. Emageon has a good amount of cash on their balance sheet right now. Is that anticipated to go forward with the transaction?

Steve Kahane:	Yes.

Stan Manne:	It is? Okay, thank you.

Operator:	Next we’ll go to the site of Corey Tobin. Please go ahead.

Jeremy:	Hi, good afternoon, this is Jeremy for Corey. Steve, from what I know you’re limited, you’ve mentioned you’re limited but wondering if you could- has there been any talk with respect to the management team going forward how the two companies, how the two companies come together or prospectively come together?

Steve Kahane:	Well, there have been discussions but nothing that we’re going to comment on today.

Jeremy:	Okay, fair enough. You mentioned the revenue model with respect with recurring revenue. I’m wondering can you maybe elaborate a little bit in terms of going forward how you think the revenue model will shake out in terms of percentage of revenue that’s recurring as a percentage of total?

Steve Kahane:	You know, what we can do is we can give you some summary of the information that’s already available publicly but we’re glad to organize it and present it to you. Kevin, you want to just walk him through?

Kevin Burns:	Sure.

Steve Kahane:	This is going to just take a look at historical financials. At the end of last quarter AMICAS had about $8.4 million of recurring revenue. That’s about $33.6 million annualized. Emageon reported about $11.7 million in the third quarter. That’s about $47 million annualized. However, some of that number — it’s not apples and apples — some of that number of the Emageon component does include installation and training.

Jeremy:	Do you happen to know, is there publicly — I’m not aware if it’s publicly available what percentage that is, within that $11.7 million - is it the majority do you think or...?

Steve Kahane:	I can’t comment on that. They do not break that out.

Jeremy:	Okay, fair enough. One other if I could, I know that obviously Emageon has been through sort of a whirlwind with respect to the transaction that they had on the table and then went away. If there is allegedly supposedly an escrow payment of $9 million, I’m wondering if that has been factored into the share price. How does that factor into this transaction if they do secure that escrow payment?

Steve Kahane:	We have spent extensive time doing diligence on the transaction and our bid for Emageon carefully considered all aspects of the business.

Jeremy:	Okay. So in the event they get it, it would transfer to you. Obviously, you can’t comment on whether or not they’ll get it or not. That’s up to whatever happens on that end?

Steve Kahane:	Correct.

Jeremy:	Okay. Can you put any quantification on the synergy opportunity at this point? Can you at least quantify the public company expenses that you expect to realize?

Steve Kahane:	That’s something I think after we close the transaction we’ll be more than happy to provide some further insight into that.

Jeremy:	Okay, thanks. I’ll jump off.

Operator:	Our next question comes from the site of Sandy Draper. Please go ahead.

Sandy Draper:	Thank you very much and congratulations, Steve and Kevin. I think you’re taking advantage of a pretty unique opportunity out there in the marketplace. Two questions, I guess: one, I don’t know if you would be willing to just give — not specific to AMICAS results or anything — but just an update on sort of what you’re seeing in the marketplace relative to bought or CapEx trends, what’s going on, you’re willingness to do this transaction now in light of a lot of the uncertainty out there. Any commentary there would be great. Then I have a follow-up after that.

Steve Kahane:	I think, Sandy, we’re probably going to comment a little bit more on that on Thursday on our regularly scheduled earnings call. So I don’t think we should get into that right now.

Sandy Draper:	Okay, fair enough. I can hold off a couple of days. The second question is, I’m assuming you’re not going to want to get into any details about product strategy and all that stuff right now but could you comment just on how successful Emageon has been as a competitor? I can’t remember if it was a year, a year and half there, some time ago they started, offered a strategy to the market to come down into the smaller end. Historically, they had been in the higher end. They were coming down with a different solution. How successful or did you see them frequently with that solution successful? Were you able to compete against it? Did they win some, you won some? Any commentary just how that strategy played out for them would be helpful. Thanks.

Steve Kahane:	You bet. You know I think I may have mentioned this on some previous calls. In a typical quarter at AMICAS, we probably deal with somewhere between 100 and 120 different opportunities, significant opportunities, and I would say over the last four quarters we see a lot of McKesson, we see a lot of Fuji, there are a few other players we see. I really believe that Emageon basically operates in a different market sub-segment. We do not see them very much at all. I would say, in a typical quarter, we might see them once or twice in those deals. So that supports our belief that what we’re dealing with here is quite a complementary market sub-segments, and we’re excited about the opportunity to sort of combine those and have a much more significant scale and critical mass and flexibility and wherewithal to compete across all the segments.

Sandy Draper:	Okay, great. Well, thank you. Congratulations and I look forward to get more details as you guys move down the road.

Steve Kahane:	Absolutely. Thanks, Sandy.

Operator:	Next we’ll go to the site of Neil Gagnon . Please go ahead.

Neil Gagnon:	Gentlemen, on the escrow, I’m reading a press release here on February 13th that the company Emageon says they received it.

Steve Kahane:	That’s correct.

Neil Gagnon:	Okay, so they got the $9 million?

Steve Kahane:	Yes.

Neil Gagnon:	Okay. One of the things I think you can discuss is the geographic installation base. Does it fit well geographically with you so you can get really better coverage and more uniform coverage than you have now?

Steve Kahane:	I think the short answer is yes. Emageon has a really — they’ve talked in the past about — I’m only going to talk about the publicly available information, and I’m also going to try to limit it to things that I’m sure I won’t screw up. Basically they’ve talked about their integrated delivery network strategy and they won, I think it was, eighteen significant integrated delivery network partnerships, customer partnerships, and some of those are in geographies where we don’t have much of a presence at all. We tend to be strong in the Mid-West and East of the Mississippi. They’ve got some strength in the Southeast and they’ve got some strength west of the Mississippi. I mean they tend to have a good presence in quite a few spots, but I think the piece that made me so comfortable saying that the short answer is “yes” is that this integrated delivery market segment, Neil, is one that we have almost no presence in, and we believe we have certain automation solutions that are relevant there that we’ll be able to cross-sell. In addition, some of our challenges in the middle market haven’t been that dramatic or significant, but some portion of that market segment really would like to buy radiology and cardiology from the same vendor. This gives us that opportunity. So there’s cross-selling in the opposite direction as well, and we’ll try to shed more light on that again a little bit later on.

Neil Gagnon:	You brought up the point that I’d like to ask next about. In radiology and cardiology, do those two imaging bases work together in a lot of institutions?

Steve Kahane:	At the large integrated delivery network, large health systems where IT has a strong presence and the CIO is trying to make it all make sense, yes, I think they do. They try to have a strategy that really makes sense across the specialties. That’s totally different from, “Do the cardiologists and radiologists get along?” That often, sometimes, is not the case. They compete. There are some turf battles that go on there, but in terms of an IT infrastructure solution for large integrated delivery networks in health systems, a decent number of them — a fairly high percentage — do want to have a coherent strategy as it relates to content management, as they call it.

Neil Gagnon:	Okay. Is the Ascension Hospital Group still a big operation here with Emageon?

Steve Kahane:	Yes.

Neil Gagnon:	Okay. They have a large NOL. Are you going to be able to use that?

Steve Kahane:	We’re currently looking at that, Neil.

Neil Gagnon:	Okay. On the revenue stream that they have, do they — like you — have where it’s called service and do they have a large software maintenance stream?

Steve Kahane:	We’re not sure how much they’ve disclosed publicly. I guess, the way I would put it is, they’ve had a large installed base for some time, and one of the most significant, attractive features of Emageon was just the beautiful job they did establishing those big name accounts.

Neil Gagnon:	Okay. So by the very nature, Steve, they have to have a large installed base then, and you have a large installed base revenue.

Steve Kahane:	Correct.

Neil Gagnon :	Maybe you want to get ready to discuss that a bit more in your call because that’s important to investors in your company.

Steve Kahane:	Yes, and I did comment in the prepared remarks — I just mentioned it, I guess — was the combined companies have a very, I think, impressive recurring revenue stream. So that was part of the…

Neil Gagnon:	Let me switch gears totally here. Litigation, reading over their Q they’ve had some in the past. How are you folks addressing any litigation issues at this moment?

Steve Kahane:	Again, Neil, we’ve looked at all that, we’ve assessed all that and we understand it, and we will work it as we move forward to resolve those issues as quickly as possible. So we do have built into the agreement some clear rules of engagement on those fronts and I think it’s been, I’ve got to tell you, it’s been great working with their leadership team including with Chuck Jett. It’s been extremely healthy and open, and we’re going to work through those things together appropriately even before the close. That’s my belief.

Neil Gagnon:	Good. Thank you.

Steve Kahane:	Thank you, Neil.

Operator:	Next we’ll go to the site of Thomas Zadvdas. Please go ahead.

Thomas Zadvdas:	Hi. I’m just wondering how you guys became interested in Emageon as the company is - and just some more comments about how it fits in with the strategy going forward?

Steve Kahane:	Sure. There are only a handful of significant players in the image and information management space. I mean, there are quite a few companies there, but in terms of reasonable size and installed base and solid reputation. I think we have felt for quite some time, Thomas, that the market really needs a strong, independent player that has the vision scale to be able to innovate and deliver great solutions in image and information management in healthcare. You can do that, somewhat, as a $10 million company; you can do it, maybe okay, as a $25 million; a little bit better as a $50 million. But we believe that getting to be a $200, $300, $400 million strong independent player that can offer certain specialties in the healthcare market, a strong solution for automation makes sense that the other folks providing those solutions tend to be focused on a lot of other areas, that this is a great opportunity and that Emageon and AMICAS together really establish the new goal for AMICAS as the leading contender there, the leading player.

Thomas Zadvdas:	Are you guys looking at any other acquisitions down the road or it’s just this one?

Steve Kahane:	Look, this is a big move. We must get this right. We have a lot of work to do to get this kind of integration right and we are not going to let anything dilute our focus on that. So we’ve got our heads down on that and our core operation. That’s it.

Thomas Sedles:	Okay. Thank you.

Operator:	Next we’ll go to a follow-up from Stan Manne. Please go ahead.

Stan Manne:	Yes, a couple of simple questions, Steve. The AMICAS sales force and the Emageon sales force, what are the sizes of each and in total? This pretty well expands your direct sales force, doesn’t it?

Steve Kahane:	Yes, it does. Our direct sales force hasn’t changed much in size from, I think, our last reported numbers. We’ll update you on that on Thursday. I don’t have it exactly handy.

Stan Manne:	Approximately?

Steve Kahane:	Approximately twenty.

Stan Manne:	Twenty? Approximately what do they report?

Steve Kahane:	Do they report publicly the size of their sales organization?

Stan Manne:	They must have. They’ve been in business for a long time.

Kevin Burns:	I don’t have that. I don’t know.

Steve Kahane:	Stan, I know the number but I’ll be honest with you, I don’t want to...

Stan Manne:	Is it a significant increase in coverage for...?

Steve Kahane:	Yes, it is.

Stan Manne:	It is? Okay. Secondly, in this transaction, is there a fee to be paid by AMICAS in this transaction or by Emageon?

Steve Kahane:	I’ll speak for AMICAS. We did not use any outside investment bankers.

Stan Manne:	Okay, and they’re unknown, too, I believe they have announced because they’ve been through these prior transactions.

Steve Kahane:	That’s right. They have announced publicly that Sun Trust and Jeffries.

Stan Manne:	Okay. I’m going to ask you an embarrassing question. How can it be accretive if we haven’t made any money? So could you kind of just talk to that? You mean, it will decrease our overall percentage of costs? [Laughter]

Steve Kahane:	I think you know what we mean, right? It’s going to contribute positively to our movement towards profitability, right?

Stan Manne:	Do you feel that there is a very high probability of this thing closing? That’s my last question.

Steve Kahane:	Yes, we do.

Stan Manne:	Okay. Well, it looks like a very, very strong, positive good transaction for us.

Steve Kahane:	Good. Thank you, Stan, I agree.

Stan Manne:	Thank you.

Operator:	Next we’ll go to a follow-up from Corey Tobin. Please go ahead.

Jeremy:	A couple of quick follow-ups if I could just to clarify my question on the escrow. I guess, my reason for asking was, sometimes when a company is involved in a transaction, it fails and another buyer comes along soon after, sometimes the acquirer is not entitled to the escrow payment or the termination fee. Are you aware if that’s the case in this situation or are you confident that you will be able to get that extra $10 million or $9 million?

Steve Kahane:	First of all, as Neil pointed out Emageon publicly announced I believe that they received the $9 million.

Jeremy:	Right, but I didn’t know if there’s any provision within that that would require that to be repaid back to the acquiring entity in the event that another acquirer consummates the transaction.

Steve Kahane:	As far as I know, there was no provision like that, but there’s no provision for them to pay that backed up money to the other end.

Jeremy:	Okay, than you. Then can you comment at all on the current cash balance of Emageon or is that outside of what you’re able to comment on?

Steve Kahane:	No, that’s not appropriate.

Jeremy:	Okay. Thank you.

Operator:	Our next question comes from the site of Jeff Osher. Please go ahead.

Jeff Osher:	Hey, guys, just two quick questions. Can you comment on the combined NOL? I presume you’re picking up part of Emageon’s NOL and then I have a follow-up to that.

Steve Kahane:	Jeff, I don’t have the details with me right now so I’d be happy to provide some more insight into that on the call on Thursday.

Jeff Osher:	Okay, if you can highlight that on the call as well what the combined companies’ NOL would be, that would be helpful. Secondly, a couple of callers ago — I don’t want this question to come off as offensive, but is there any discussion right now about looking for incremental heads that may have experience managing a company of the combined size to add to the existing management team?

Steve Kahane:	As Chairman and CEO, I’m always considering what’s appropriate for leading this company forward. So I don’t think we’re offended by that. We are going to make sure that we do what’s right to take this company to the next level.

Jeff Osher:	You’ve mentioned, ”next level” several times. Can you maybe just give us some definition or clarification of what ”next level” — I presume that’s beyond profitability, and if you can’t do it today, maybe Thursday you can outline even if they’re longer term, two to three-year typical for the combined entity. Any further definition of what “next level” refers to, I think would be very helpful. Thanks.

Steve Kahane:	Yes. That’s fine and we will do that. I’ll just remind you that a few minutes ago I did mention that a major portion of this market finds it attractive to work with a strong independent player, and there are some very good other players in here — the big iron guys and the HIS players — but there is something good about being able to focus, and we think that resonates nicely to a large sub-segment of the market. We believe that’s a big opportunity, but we’ll try to quantify that even further over time.

Jeff Osher:	Yes, I think that would be great. Thanks a lot for taking my calls.

Steve Kahane:	You bet.

Operator:	Next we’ll go to the site of Neil Gagnon. Please go ahead.

Neil Gagnon:	As a follow-up, I quickly down the Q of Emageon and looked at where they’re spending money and I have a sense that the opportunities to — the word is “synergies,” I guess — to get your costs down between the two companies is very large. Am I thinking correctly there?

Kevin Burns:	There are significant opportunities. As Steve mentioned earlier, there’s obviously the duplicate public company expenses that obviously overlap in terms of some corporate and administrative functions. There is also overlap in other areas such as, perhaps, marketing where both go into the same trade shows and doing the same exhibits, so significant opportunities on the expense side.

Neil Gagnon:	Kevin, I thought of those too, sure, and those are almost like automatics, but I was thinking more along the lines of putting sales forces together, putting product development teams together, and these are big expenditures for both companies.

Kevin Burns:	Yes, absolutely. We did say that — let us comment more on that a little bit later but...

Neil Gagnon:	Maybe even on Thursday a little bit, just in the general sense because both of you have the burden of carrying an infrastructure which is too big for a small company.

Steve Kahane:	Absolutely.

Neil Gagnon:	So some discussion along that line would be helpful.

Kevin Burns:	Okay. We’ll do that.

Steve Kahane:	Sounds good.

Operator:	Next we’ll go to the site of Scott Mittelman. Please go ahead.

Scott Mittelman:	Hello? Hi, thanks for taking my question. Congratulations and if you mentioned this during your prepared remarks, forgive me. Did you say if you expect to file HSR or do you think it has a problem with the threshold because of your size?

Steve Kahane:	We will be below the threshold there.

Scott Mittelman:	Is there any other jurisdiction perhaps in Europe that you need to file on?

Steve Kahane:	No.

Scott Mittelman:	Alright, that’s it. Thanks very much.

Steve Kahane:	Thanks, Scott.

Operator:	Next we have a question from the site of Vince Doyle. Please go ahead.

Vince Doyle:	Yes, thanks for taking my question. Initially, my question is for initial strategies towards existing Emageon customers, if there are any or if we’re too early to say, and also if you guys have decided how you guys will dispense these strategic decisions towards the Emageon customer base.

Steve Kahane:	Absolutely, Vince. That’s a very appropriate question. We have been in discussions with Emageon for quite some time. We have been attracted, as I mentioned earlier — I don’t know if you were on the call earlier — I mentioned that we’ve been extremely impressed with the work they’ve done and the work they continue to do with their customer partners. We are going to do everything possible to make sure that the investments that those folks have made really deliver on the promises and help you achieve the goals and objectives that you have as an organization or that those organizations have. What that implies is that for right now, and I think this is consistent with what I was mentioning earlier about really Emageon and AMICAS as not being big time competitors in the marketplace. Right now, we believe the solutions that Emageon has offered that segment of the market, the one where they have a dominating position, is one best served by the solutions that they have.

So we’re going to try to take the best of both worlds and build upon that, again, to help those customers get what they need out of their investments and get great ROIs from it. In terms of things like R&D and support and all of that, we’re going to try to get out to those customers as quickly as possible. I’m hoping we can get some sort of written correspondence out within the next few days. We did send something out to all of AMICAS’ customers. We’re going to work with the Emageon team to craft an appropriate communication to those customers as well and visit as many as we can, as quickly as possible.

Vince Doyle:	Thank you very much.

Steve Kahane:	Again, if you look at the underlying strategy this is all about us moving into a new market segment and together having a strong position as that independent player. So thanks for your question.

Operator:	Next we’ll go to the site of Eric Nied. Please go ahead.

Eric Nied:	Hi, Steve, Eric in Tucson. You might have already answered this. When the transaction is completed, is it safe to say that AMICAS will also manage Emageon shops within hospital networks like Ascension?

Steve Kahane:	Yes.

Eric Nied:	Okay.

Steve Kahane:	I mean the two companies are coming together. The go-forward company is AMICAS and we’re working closely with the Emageon team to make sure that transition is done extremely well — effectively and efficiently.

Eric Nied:	Okay, thanks.

Operator:	Next we have a question from the site of A. Fisher. Please go ahead.

A. Fisher:	Hi. Congratulations on a terrific offer. Let me just do some quick arithmetic here. You’re buying this company for $39 million and request release and I think they have somewhere like $25 to $26 million of cash including the $9 million they just picked up. So you’re net [unintelligible] towards their business [unintelligible] is pretty inexpensive. What [deal] protective devices do you have in your merger agreement that you can comment on? I know that we had an 18% option on certain shareholders that may or may not become an option by Thursday if the Board of Directors of Emageon changes their recommendation due to another offer. Do you have another kind of break up fee? Can you comment on that?

Steve Kahane:	Yes, let me make sure we understand your question. You were commenting on the attractiveness of the acquisition, at least financially, based on the numbers you have handy and you’re wondering what protection AMICAS has for making sure this actually goes through and is consummated.

A. Fisher:	Correct.

Steve Kahane:	Okay. Alright, give us a sec.

A. Fisher:	Then I have one follow-up question.

Steve Kahane:	You bet. I think we went over a little bit of this earlier and I didn’t get your first name, A. Fisher, I’m not sure what — Anyway, Mr. Fisher, the protection we have is we do have the Board support at Emageon. They have pledged their shares to the tender. The tender is going to start as soon as possible, and as long as we can get 50% of the shares voted or tendered, we will take management control of Emageon. So we just need to get another 30% or so of the Emageon shareholders to tender their shares going forward. We do have a break up fee in the agreement. Were the offer to get topped, that break up fee is somewhere around 4% of the value of the transaction.

A. Fisher:	On the other side of it, your press release doesn’t say the deal was conducted on condition of financing but I know you have cash to finance that.

Steve Kahane:	That’s correct. We do not expect, we do not require any additional funding or support to complete this transaction.

A. Fisher:	Can you back away from the transaction and pay a reverse termination fee?

Steve Kahane:	Only in the case of material adverse changes.

A. Fisher:	I’m sure there’ll be conditions to the tender offer other than that, but in no condition can you just decide not to buy and pay them a fee and walk away?

Steve Kahane:	We have no intention of doing that. We’re very excited about this transaction. We’re going to pursue it aggressively.

A. Fisher:	Good. It looks like a good deal. Congratulations.

Steve Kahane:	Thank you.

Operator:	Next, we have a question, another follow-up from the site of Stan Manne. Please go ahead.

Stan Manne:	Okay. I don’t know if you’re going to answer this question but can you acquire shares of Emageon currently in the open market after this announcement? In other words, can you go and buy shares to sort of guarantee your ability to acquire?

Steve Kahane:	We’re not going to be buying shares. The tender rule will commence no later than March 5th so it’s going to be a pretty quick cycle to get that tender moving.

Stan Manne:	So the tendering can start at what point?

Steve Kahane:	The tender will start no later than March 5th. The tender will be open for 20 business days and at that point, we will figure out what percentage has been tendered.

Stan Manne:	Okay, and during that period, you cannot buy in the open market?

Steve Kahane:	That’s correct.

Stan Manne:	Okay. Thank you.

Steve Kahane:	Thanks, Stan.

Operator:	It appears at this point, our next question comes from the site of Ryan Vardeman. Please go ahead.

Ryan Vardeman:	Congratulations, guys. I think this is probably going to be a really good deal for you guys. When do you expect Emageon to file their 10-K for the period ending 12/31?

Kevin Burns:	They are an accelerated filer, so they should be filing that by March 31st — March 16.

Ryan Vardeman:	Okay, so we’ll have a view as to their cash balance and so we’ll have a little bit more detail here in the next month about cash balance etcetera.

Kevin Burns:	Ryan, just to clarify that, the date is either March 16th or March 31st. I’m not sure as to the status of their filing at this point.

Steve Kahane:	So, yes, it’s before the tender offer. The tender offer could close as soon as the end of March, so they will be filing their 10-K before the tender is complete.

Ryan Vardeman:	Okay, thanks and congratulations. Good luck.

Steve Kahane:	Thank you.

Operator:	It appears we have no further questions from the phone lines.

Steve Kahane:	Okay. Well, thank you everybody. We appreciate your participation, your interest, and your questions. We’ll be speaking with some of you obviously. Just a reminder, we’ll have our earnings update on Thursday, as previously announced. Thank you everyone.
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